E-House (China) Holdings Limited
11/F Yinli Building

No. 383 Guangyan Road

Jing’an District, Shanghai 200072

People’s Republic of China

June 16, 2016

Via E-mail

Daniel F. Duchovny
Special Counsel

Office of Mergers and Acquisitions

Division of Corporation Finance

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:                             E-House (China) Holdings Limited

Amendment No. 1 to Schedule 13E-3 filed by E-House (China) Holdings Limited, E-House Holdings Ltd., E-House Merger Sub Ltd., Xin Zhou, Kanrich Holdings  Limited, On Chance, Inc., Jun Heng Investment Limited, Neil Nanpeng Shen, Smart Create Group Limited, Smart Master  International Limited, and SINA Corporation

Filed on May 27, 2016

SEC File No. 005-83544

Dear Mr. Duchovny:

This letter is submitted by E-House (China) Holdings Limited (the “Company”) in response to the comments that you provided on behalf of the staff in the Office of Merger and Acquisitions in the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) by your letter dated June 10, 2016 with respect to the Company’s Amendment No.1 to the Schedule 13E-3, File No. 005-83544, filed on May 27, 2016, (as amended, the “Schedule 13E-3” or the “Filing”). In response to the Staff’s comments, the Company is also filing via EDGAR under separate cover Amendment No. 2 to the Schedule 13E-3 (“Amendment No. 2”). For your convenience, the text of the Staff’s comments is set forth below (in bold), followed in each case by the response. Please note that all references to page numbers in the responses are references to Amendment No. 2 or the page numbers of the revised proxy statement attached as Exhibit (a)(1) to Amendment No. 2 (the “Revised Proxy Statement”).

To the extent any response relates to information concerning, E-House Holdings Ltd., E-House Merger Sub Ltd., Xin Zhou, Kanrich Holdings Limited, On Chance, Inc., Jun Heng Investment Limited, Neil Nanpeng Shen, Smart Create Group Limited, Smart Master International Limited, or SINA Corporation, such response is included in this letter based on information provided to us by such other persons or their respective representatives.

Capitalized terms not otherwise defined in this letter have the meanings ascribed to them in the Revised Proxy Statement.

Proxy Statement

1.              We note your response to prior comment 3. We believe the Summary Term Sheet and Questions and Answers section continue to be too long. Please shorten these sections significantly. Refer to Item 1001 of Regulation M-A.

In response to the Staff’s comment, the Company has revised the disclosure in the proxy statement. Mainly, the Company removed overlapping disclosures in the Summary Term Sheet and Questions and Answers sections. Please refer to disclosure beginning on page 5 of the Revised Proxy Statement.

Reasons for the Merger and Recommendation of the Special Committee and the Board, page 36

2.              We reissue prior comment 6. The fairness determination required to be made under Item 1014 of Regulation M-A must be as to unaffiliated security holders. The fairness opinion rendered by Duff & Phelps, adopted by the Special Committee and the board in support and as part of their fairness determination, includes among the security holders addressed affiliates of yours other than those listed (for example, your officers and directors). Thus, please revise your disclosure to address the differences in the group of security holders addressed by the Duff & Phelps opinion, on the one hand, and your fairness determination, on the other.

In response to the Staff’s comment, the Company has revised the disclosure in the proxy statement. Please refer to page 36 of the Revised Proxy Statement.

Position of the Buyer Group as to the Fairness of the Merger, page 43

3.              We note your response to prior comment 11. Please revise your disclosure to include your discussion as to why the factors cited in your response “enhance the certainty that…the merger will be completed as contemplated.”

In response to the Staff’s comment, additional discussion has been added to the disclosure on page 45 of the Revised Proxy Statement.

Certain Financial Projections, page 50

4.              With a view toward clarifying disclosure, please tell us the differences between “Lejuc” (page 50) and “Leju” (page 52). Are these different divisions or businesses?

We respectfully advise the Staff that “Lejuc” was a typographical error and the Company has revised the proxy statement to replace “Lejuc” with “Leju.”  Please refer to the revised disclosure on page 50 of the Revised Proxy Statement.

Opinion of the Special Committee’s Financial Advisor, page 54

5.              We note that your revised disclosure in response to prior Comment 15 includes discussion of “some of the assumptions” made by Duff & Phelps in the connection with their preparation the fairness opinion. Please revise your disclosure to confirm that all material assumptions underlying limitations upon the figures disclosed have been identified.

In response to the Staff’s comment, the proxy statement has been revised. Please refer to disclosure beginning on page 55 of the Revised Proxy Statement.

Selected Public Companies and Merger and Acquisition Transactions Analyses, page 57

6.              We note your response to prior comment 19. Please revise to include the substance of this response within your disclosure.

In response to the Staff’s comment, the proxy statement has been revised. Please refer to disclosure beginning on pages 58 and 64 of the Revised Proxy Statement.

7.              We note that your response to prior comment 20. Please revise your disclosure to include the explanation provided in your response as to why the significant variations in financial multiples and limited information available for the Selected M&A Transactions led Duff & Phelps to determine not to use such data in reaching its fairness opinion.

We respectfully advise the Staff that similar content in our response to prior comment 20 had been reflected on pages 62 and 67 of the proxy statement attached as Exhibit (a)(1) to the preliminary proxy statement on Amendment No.1 to the Schedule 13E-3, File No. 005-83544, filed on May 27, 2016, in the second paragraph under the section “Selected M&A Transactions Analysis”.

8.              On a related note, disclose the substance of the last sentence of your response to prior comment 20.

In response to the Staff’s comment, additional discussion has been added to the disclosure on pages 61 and 66 of the Revised Proxy Statement.

*              *              *

Please note that Amendment No. 2 also includes certain other updates to the Company’s disclosures and internal conforming changes.

The Company hereby acknowledges that:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in Amendment No. 2;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to Amendment No. 2; and

•                  The Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Attached hereto as Exhibit A is a similar written acknowledgement by each of the filing persons other than the Company.

The Company appreciates the Staff’s attention to the review of the Filing. Please do not hesitate to contact the undersigned, Miranda So of Davis Polk & Wardwell, counsel to the Special Committee of the Company, at +852-2533-3373, or Z. Julie Gao and Haiping Li of Skadden, Arps, Slate, Meagher & Flom LLP, counsel to the Company, at +852-3740-4863 and +852-3740-4835, if you have any questions regarding Amendment No. 2 or this letter.

Sincerely,

E-House (China) Holdings Limited

By:	/s/ Jin Li
Jin Li
Chairman of Special Committee
E-House (China) Holdings Limited

cc:	Miranda So, Esq. (Davis Polk & Wardwell LLP)
Z. Julie Gao, Esq. (Skadden, Arps, Slate, Meagher & Flom LLP)
Haiping Li, Esq. (Skadden, Arps, Slate, Meagher & Flom LLP)
Michael V. Gisser, Esq. (Skadden, Arps, Slate, Meagher & Flom LLP)

Exhibit A

ACKNOWLEDGMENT

In response to the comments of the staff in the Office of Mergers and Acquisitions in the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) contained in its letter dated June 10, 2016, with respect to Amendment No.1 to the Schedule 13E-3, File No. 005-83544 filed on filed on May 27, 2016 (as amended, the “Schedule 13E-3”) by E-House (China) Holdings Limited and the other filing persons named therein (such other filing persons, the “Filing Persons”), the undersigned hereby acknowledge that in connection with Amendment No. 2 to the Schedule 13E-3 (“Amendment No. 2”), which is filed concurrently with the submission of this acknowledgment, as well as any subsequent amendment to Amendment No. 2 filed with the SEC:

•                  the Filing Person is responsible for the adequacy and accuracy of the disclosure in Amendment No. 2;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to Amendment No. 2; and

•                  the Filing Person may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Dated as of June 16, 2016

[Signature pages follow]

E-House Holdings Ltd.

By:	/s/ Xin Zhou
Name: Xin Zhou
Title: Director

E-House Merger Sub Ltd.

By:	/s/ Xin Zhou
Name: Xin Zhou
Title: Director

Xin Zhou

/s/ Xin Zhou
Name: Xin Zhou

Kanrich Holdings Limited

By:	/s/ Xin Zhou
Name: Xin Zhou
Title: Director

On Chance Inc.

By:	/s/ Xin Zhou
Name: Xin Zhou
Title: Director

Jun Heng Investment Limited

By:	/s/ Xin Zhou
Name: Xin Zhou
Title: Director

Neil Nanpeng Shen

By:	/s/ Neil Nanpeng Shen
Name: Neil Nanpeng Shen

Signature page to the acknowledgment

Smart Create Group Limited

By:	/s/ Neil Nanpeng Shen
Name: Neil Nanpeng Shen
Title: Director

Smart Master International Limited

By:	/s/ Neil Nanpeng Shen
Name: Neil Nanpeng Shen
Title: Director

SINA Corporation

By:	/s/ Charles Chao
Name: Charles Chao
Title: Chief Executive Officer

Signature page to the acknowledgment